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                         ARTICLES OF AMENDMENT
                                TO THE
                       ARTICLES OF INCORPORATION
                                  OF
                            MAIL-WELL, INC.

     Mail-Well, Inc. (the "Company"), a corporation duly organized and existing under and by virtue of the Colorado Business Corporation Act, does hereby certify:

     FIRST:     The name of the corporation is Mail-Well, Inc.

     SECOND: The following amendment to the Articles of Incorporation was adopted by the Board of Directors of the Company, at a regular meeting of the Board on February 4, 1998, and adopted by a vote of shareholders on April 29, 1998, with a number of votes cast by each voting group sufficient for approval under the Colorado Business Corporation Act:

           RESOLVED, that the Articles of Incorporation of the Company, as amended (the "Articles of Incorporation"), be amended by deleting the first sentence of Article IV in its entirety and substituting the following sentence:

          The total number of shares of stock which the Corporation shall have the authorioty to issue is one hundred million twenty-five thousand (100,025,000) shares, of whichi twenty-five thousnad (25,000) shares are to be preferred stock, par value $0.01 per share (the "Preferred Stock"), and one hundred million (100,000,000) shares are to be shares of common stock, par value $0.01 per share (the "Common Stock").

     IN WITNESS WHEREOF, Mail-Well, Inc. has caused these Articles of Amendment to be signed by Roger Wertheimer as Vice President--General Counsel and Secretary this 18th day of May, 1998.

                                       MAIL-WELL, INC.


                                       By: /s/ Roger Wertheimer
                                          ------------------------------------
                                           Roger Wertheimer
                                           Vice President-General Counsel and
                                           Secretary